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                                                                       EXHIBIT 3

[CORAM HEALTHCARE LOGO]

FOR IMMEDIATE RELEASE
    APRIL 12, 1999

Contact: Don Amaral, Chairman/Chief Executive Officer
         303-672-8756
         Richard M. Smith, President
         303-672-8717
         Wendy Simpson, Chief Financial Officer
         303-672-8722

         CORAM HEALTHCARE ANNOUNCES CHANGES TO THE TERMS OF ITS SERIES A
             SENIOR SUBORDINATED NOTES, SERIES B SENIOR SUBORDINATED
                CONVERTIBLE NOTES AND ITS STOCKHOLDER RIGHTS PLAN

   DENVER, April 12, 1999 ... Coram Healthcare Corporation (NYSE: CRH) announced today that it entered into an agreement with the holders of its Series A Senior Subordinated and Series B Senior Subordinated Convertible Notes to amend certain provisions of these instruments. In addition, the Company has agreed to amend certain provisions of its Stockholder Rights Agreement, dated June 25, 1997 with BankBoston, N.A., as Rights Agent.

   Pursuant to an amendment to the Securities Exchange Agreement under which the Series A and Series B Notes were issued, Coram and its debt holders, Cerberus Partners, L.P.; Goldman Sachs Credit Partners L.P.; and Foothill Capital Corporation, have agreed to increase the annual interest rate applicable to the Series A Notes from its current rate of 9.875% to 11.5% until maturity. In addition, the parties have fixed the conversion price applicable to the Series B Notes at $2.00 per share (subject to customary anti-dilution adjustments). No other provisions of either the Series A Notes or the Series B Notes were changed.

   As of March 31, 1999, the principal amount outstanding under the Series A Notes totaled approximately $153.8 million. The increase in the interest rate on the Series A Notes will result in an increase in Coram's interest expense for the Series A Notes of approximately $2.5 million per year.

   As of March 31, 1999, the principal amount outstanding under the Series B Notes totaled approximately $87.9 million and the interest rate, which was not changed under the amendment, was 8% per annum. Before the amendment, the initial conversion price applicable to the Series B Notes was $3.00 per share subject to downward (but not upward) adjustments based on prevailing market prices on each of April 13, 1999 and October 13, 1999. The Company believes that the implementation of the first downward reset would have established a conversion price of less than $2.00 per share given the closing prices of Coram common stock during the applicable measurement period prior to the amendment.

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Coram Healthcare
Debt Amendment - Page 2

   After giving effect to the amendment, the number of shares of Coram common stock that would be issuable upon full conversion of the Series B Notes would be approximately 44 million shares as of March 31, 1999. Coram had, as of March 31, 1999, 49.5 million shares of its common stock outstanding. If the debt holders and their affiliates were to convert all of their Series B Notes and other stock warrants held by them into shares of Coram common stock, they would collectively own approximately 48.3% of the outstanding shares of Coram common stock.

   Coram has also agreed to amend its Stockholder Rights Agreement to provide that the current holders of the Series A and Series B Notes, Cerberus Partners, L.P.; Goldman Sachs Credit Partners L.P.; and Foothill Capital Corporation shall be designated as "exempted persons" for purposes of the Stockholder Rights Agreement with respect to the shares of Coram common stock that may be issued to them in connection with any conversion by any of them of the Series B Notes or any exercise by any of them of the stock purchase warrants currently held by them that were issued by Coram under its current or former credit facilities so long as they do not acquire beneficial ownership of additional shares of the Company's common stock. The "exempted person" designation shall apply only to these debt holders and not to their assignees or transferees.

   "Coram has just recently announced its results for fiscal 1998, and we are very pleased to have reported a 20.6% improvement from 1998 over 1997 in net revenue and an increase over the same period of $31.6 million in EBITDA results, excluding both the results of the Lithotripsy Division's operations and other non-recurring items. These changes in the Company's debt instruments remove the uncertainty of the amount of potential dilution from the conversion of the Series B Notes. We believe these changes better position the Company to move forward and continue growing the business for the benefit of all of our stakeholders," said Donald J. Amaral, Chairman and Chief Executive Officer.

   Denver-based Coram Healthcare is a leading provider of high quality home infusion therapy services operating from over 90 locations in 44 states and Ontario, Canada. Through its Resource Network division, the Company also manages networks of home health providers on behalf of managed care plans and other payers. Coram Prescription Services provides pharmacy benefit management services and mail order prescription services for chronically ill patients. The Clinical Research and Medical Informatics division provides home care and product development services for pharmaceutical, biotechnology and medical device companies sponsoring clinical trials. These include specialized alternate site services such as drug administration, education, patient assessments, and centralized study coordination and data collection. Coram serves approximately 260,000 patients per month through its operating subsidiaries.

   For more information, please visit Coram's web site at www.coramhealthcare.com.

         Note: Except for historical information, all other statements provided in this press release, including information as to anticipated interest rate expense and the number of shares into which the Series B Notes are convertible, are "forward looking" within the meaning of the Private Securities Litigation Reform Act of 1995. The Company's actual results may vary materially from the forward-looking statements made above due to important factors such as: the Company's history of operating losses and the uncertainties associated with its future operating results; its significant outstanding indebtedness; the equity conversion rights of its existing debt holders; its dependence on relationships with third parties; the timing of or ability to complete acquisitions; and government regulation of the home health care industry. These and other risk factors that could materially affect the Company's financial results are further described in the Company's Form 10-K Annual Report and Form 10-Q Quarterly Reports on file with the Securities and Exchange Commission.

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